August 8, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Paul Cline and Ms. Margaret Fitzgerald

Re:        West Suburban Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 14, 2006
File No. 000-17609

Dear Mr. Cline and Ms. Fitzgerald:

On behalf of West Suburban Bancorp, Inc. (the “Company” or “West Suburban”), set forth below are the Company’s responses to the comments set forth in the letter dated July 25, 2006 from the Staff of the Securities and Exchange Commission regarding the above referenced filing. For your convenience, we have included the Staff’s comments followed by the Company’s response in this correspondence.

Note 1: Nature of Business and Summary of Significant Accounting Policies

General

1.               Please revise to disclose your revenue recognition policy for your insurance and travel services and quantify the revenues from these operations.

West Suburban Response:

Revenue for both the insurance and travel services operations are recognized when earned.  The total revenue generated by the insurance and travel services operations for the fiscal year ended December 31, 2005 was $.1 million (.005%) and $.5 million (.02%), respectively. Given the immaterial amount of revenue generated by the insurance and travel services operations, the Company does not believe that the revenue recognition policies for these operations represent significant accounting policies and the Company does not believe that disclosing these policies would be necessary or helpful.  We will consider adding disclosure in future filings if warranted.

Operating Segments, page 10

2.               Your disclosure on page 3 of Form 10-K indicates that you are involved in a variety of operations, including banking, travel services, insurance and stored value card products.  It is not clear to us how you determined that the bank’s operations represent a single operating segment.  Please tell us how you have considered the guidance of paragraphs 16 through 19 of SFAS 131 in making this determination and provide us your quantitative analysis.

West Suburban Response:

The Company has determined that the travel services, insurance and stored value card products do not represent separate operating segments as defined in paragraph 10 of SFAS 131.  Paragraph 10 of SFAS 131 defines an operating segment as a component of an enterprise that meets the qualifications set forth in clauses a through c of paragraph 10 of SFAS 131.  The Company’s travel services, insurance and stored value card operations do not meet the qualifications set forth in clauses b and c of paragraph 10 of SFAS 131.  Specifically, the operating results of none of those operations are regularly reviewed by the Company’s chief operating decision maker to make decisions about resources to be allocated to those operations or to assess their respective performances as required by clause b of paragraph 10 of SFAS 131.  In addition, discrete financial information is not available for these operations as required by clause c of paragraph 10 of SFAS 131.

Even if the travel services, insurance or stored value card products were considered separate operating segments under paragraphs 10 through 15 of SFAS 131, the Company does not believe that it would be required to disclose them as separate reportable segments under paragraphs 16 through 24 of SFAS 131.  Specifically, none of the travel services, insurance or stored value card products operations would meet any of the “10 percent or more” thresholds set forth in clauses a through c of paragraph 18 of SFAS 131.  In addition, the Company does not believe it is appropriate to aggregate any of these operations under paragraph 17 of SFAS 131.  First, these operations do not share similar economic characteristics as required by paragraph 17 of SFAS 131.  In addition, these operations are generally not similar in each of the areas listed in clauses a through e of paragraph 17 of SFAS 131, including the nature of the products and services offered by these operations, the methods used to distribute the products and services offered by these operations and the nature of the regulatory environment for each of these operations.

Loans and Allowance for Loan Losses, page 10

3.             Please revise to disclose the methodology you use to amortize deferred loan fees.  Refer to paragraph 5 of SFAS 91.

West Suburban Response:

The “Loans and Allowance for Loan Losses” section of Note 1 to the Company’s financial statements will be revised in the future to include a statement similar to the following:

“Interest income is accrued on the unpaid principal balance of the Company’s loans. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.”

Note 2: Securities, page 14

4.             Please revise to separately disclose the obligations of the US Treasury and US government sponsored entities.  Refer to the December 2005, Current Accounting and Disclosure Issues in the Division of Corporation Finance posted on our website.

West Suburban Response:

The Company has separately disclosed the obligations of the US Treasury and US government sponsored entities in the Company’s Form 10-Q for the period ending June 30, 2006 in accordance with your comment and will include such separate disclosure in its future filings.

Selected Financial Data, page 30

5.               It appears the adjustments to shareholders’ equity made in order to present book value per share, return on equity, and ratio of average equity to average assets are non-GAAP measures.  Please revise here and throughout the filing, where appropriate, to label such information as “non-GAAP” and include the following:

•                                          A discussion of the way management used the non-GAAP financial measure to conduct or evaluate its business;

•                                          The material limitations associated with the use of non-GAAP financial measure compared to the most directly comparable GAAP financial measure;

•                                          How management compensates for the limitations;

•                                          Why management believes the non-GAAP financial measure provides useful information to investors; and,

•                                          A tabular reconciliation of the non-GAAP measures to the most comparable GAAP measure.

Refer to the guidance of Item 10(e) of Regulation S-K as well as the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures on our website.

West Suburban Response:

On August 4, 2006, the Company’s counsel spoke with Ms. Fitzgerald in the Division of Corporation Finance of the SEC regarding this comment to discuss the Company’s proposed response.  Ms. Fitzgerald requested that the Company include its views in this response and indicated that the Staff would evaluate the Company’s views.  Please note that if the Staff does not concur with the Company’s position, the Company will provide the requested disclosure in future filings.

As discussed with Ms. Fitzgerald, the Company does not believe that the information disclosed in the Selected Financial Data section of the Annual Report represents “non-GAAP financial measures” as that term is defined in Regulation G.  This determination was made in accordance with Rule 101(a)(2) of Regulation G which states that a “non-GAAP financial measure” does not include operating and other financial measures and ratios or statistical measures calculated using exclusively (i) financial measures calculated in accordance with GAAP and/or (ii) operating measures or other measures that are not non-GAAP financial measures.  As discussed below, we believe that all of the financial measures used to calculate the three ratios the Staff’s comments noted (i.e., book value per share, return on equity, and ratio of average equity to average assets) are GAAP measures.

•                  The ratio of book value per share is calculated by adding shareholders’ equity and common stock in ESOP subject to contingent repurchase obligation (each GAAP financial measures from the balance sheet) and dividing such sum by the total number of shares outstanding (not a non-GAAP financial measure).

•                  The ratio of return on equity is calculated by dividing the net income (GAAP financial measure from the income statement) by the sum of average shareholders’ equity and average common stock in ESOP subject to contingent repurchase obligation (each GAAP financial measures from the average balance sheet).

•                  The ratio of average equity to average assets is calculated by dividing the sum of average shareholders’ equity and average common stock in ESOP subject to contingent repurchase obligation (each GAAP financial measures from the average balance sheet) by average total assets (GAAP financial measure from the average balance sheet).

Please feel free to contact me at (630) 652-2801 should you have any questions or additional comments regarding this matter.

Sincerely,

/s/ Duane G. Debs
Duane G. Debs
President and Chief Financial Officer